May 2, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, CD 20549

Commissioners:

We have read the statements made by Newcastle Resources Ltd. (copy attached), which were filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20F, as part of the Form 20F of Newcastle Resources Ltd. for the year ended December 31, 2010. We agree with the statements concerning our Firm in Item 16F of such Form 20F.

Yours truly,

MANNING ELLIOTT LLP

/s/ “Manning Elliott LLP”

Chartered Accountants

Vancouver, Canada